GMAC RFC

Statement to Certificateholder

Distribution Information	**Deal Information**
1. Distribution Summary	**Deal Name:** Residential Accredit Loans Inc, 2007-QS2
2. Factor Summary	**Asset Type:** Mortgage Asset-Backed Pass-Through Certificates
3. Components Information *(Not Applicable)*	
4. Interest Summary	**Closing Date:** 01/30/2007
	First Distribution Date: 02/25/2007
5. Other Income Detail *(Not Applicable)*	
	Determination Date: 11/20/2007
6. Interest Shortfalls, Compensation and Expenses	**Distribution Date:** 11/26/2007
7. Prepayment Interest and Basis Risk/Net WAC Shortfall Amounts *(Not Applicable)*	**Record Date:**
	Book-Entry: 10/31/2007
8. Collateral Summary	Definitive: 10/31/2007
9. Repurchase Information	Fixed BE: 10/31/2007
10. Loan Status Report (Delinquencies)	
11. Deal Delinquencies (30 Day Buckets)	**Trustee:** Deutsche Bank Trust Company Americas
12. Loss Mitigation and Servicing Modifications	**Main Telephone:** 714-247-6000
13. Losses and Recoveries	**GMAC-RFC**
14. Credit Enhancement Report *(Not Applicable)*	**Bond Administrator:** Rona Hsu
15. Distribution Percentages	**Telephone:** 818-260-1508
16. Overcollateralization Summary *(Not Applicable)*	**Pool(s) :** 40470
17. Excess Cash Flow, Overcollateralization Provisions and Derivative Amounts *(Not Applicable)*	
18. Performance Tests	
19. Lender Paid Mortgage Insurance *(Not Applicable)*	
20. Comments	

Statement to Certificateholder

Residential Accredit Loans Inc, 2007-QS2

November 26, 2007

1. Distribution Summary

Class	CUSIP	Original Face Value	Beginning Notional / Principal Balance	Pass - Through Rate	Principal Distribution	Interest Distribution	Total Distribution (3) + (4) = (5)	Principal Loss	Interest Loss	Deferred Interest	Ending Notional/ Principal Balance (1)-(3)-(6)+(8)=(9)
			(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)
A-1	74923CAA0	20,000,000.00	17,485,311.33	6.00000000	107,557.90	87,426.56	194,984.46	0.00	0.00	0.00	17,377,753.43
A-2	74923CAB8	8,800,000.00	7,849,627.00	6.00000000	105,597.00	39,248.13	144,845.13	0.00	0.00	0.00	7,744,030.00
A-3	74923CAC6	3,200,000.00	3,200,000.00	6.00000000	0.00	16,000.00	16,000.00	0.00	0.00	0.00	3,200,000.00
A-4	74923CAD4	210,982,000.00	179,201,920.71	6.25000000	1,013,225.71	933,343.34	1,946,569.05	0.00	0.00	0.00	178,188,695.00
A-5	74923CAE2	210,982,000.00	191,993,620.00	6.25000000	2,109,820.00	999,966.77	3,109,786.77	0.00	0.00	0.00	189,883,800.00
A-6	74923CAF9	46,885,000.00	46,885,000.00	6.25000000	0.00	244,192.71	244,192.71	0.00	0.00	0.00	46,885,000.00
A-7	74923CAG7	1,280,000.00 [1]	1,141,397.53 [1]	6.25000000	0.00	5,944.78	5,944.78	0.00	0.00	0.00	1,132,871.34 [1]
A-P	74923CAH5	2,347,706.84	2,211,541.60	0.00000000	4,918.42	0.00	4,918.42	0.00	0.00	0.00	2,206,623.18
A-V	74923CAJ1	536,743,545.51 [1]	482,208,223.25 [1]	0.34099484	0.00	137,025.43	137,025.43	0.00	0.00	0.00	478,799,977.03 [1]
R-I	74923CAK8	100.00	0.00	6.25000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
R-II	74923CAL6	100.00	0.00	6.25000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
M-1	74923CAM4	16,639,200.00	16,557,143.38	6.25000000	8,251.93	86,235.12	94,487.05	0.00	0.00	0.00	16,548,891.45
M-2	74923CAN2	5,635,800.00	5,608,006.92	6.25000000	2,794.98	29,208.37	32,003.35	0.00	0.00	0.00	5,605,211.94
M-3	74923CAP7	4,293,900.00	4,272,724.53	6.25000000	2,129.49	22,253.77	24,383.26	0.00	0.00	0.00	4,270,595.04
B-1	74923CAQ5	2,683,700.00	2,670,465.27	6.25000000	1,330.94	13,908.67	15,239.61	0.00	0.00	0.00	2,669,134.33
B-2	74923CAR3	2,147,000.00	2,136,412.02	6.25000000	1,064.77	11,127.15	12,191.92	0.00	0.00	0.00	2,135,347.25
B-3	74923CAS1	2,147,038.67	2,136,450.50	6.25000000	1,064.79	11,127.35	12,192.14	50,490.30	0.00	0.00	2,084,895.41
Deal Totals		**536,743,545.51**	**482,208,223.26**		**3,357,755.93**	**2,637,008.15**	**5,994,764.08**	**50,490.30**	**0.00**	**0.00**	**478,799,977.03**

[1].Notional Balance

2. Factor Summary

Amount /Original Amount per $1000 unit)

Class	CUSIP	Beginning Notional/ Principal Balance Factor	Principal Distribution Factor	Interest Distribution Factor	Total Distribution Factor	Deferred Interest Factor	Interest Shortfall Factor	Ending Notional/ Principal Balance Factor
A-1	74923CAA0	874.26556650	5.37789500	4.37132800	9.74922300	0.00000000	0.00000000	868.88767150
A-2	74923CAB8	892.00306818	11.99965909	4.46001477	16.45967386	0.00000000	0.00000000	880.00340909
A-3	74923CAC6	1,000.00000000	0.00000000	5.00000000	5.00000000	0.00000000	0.00000000	1,000.00000000
A-4	74923CAD4	849.37066058	4.80242727	4.42380554	9.22623281	0.00000000	0.00000000	844.56823331
A-5	74923CAE2	910.00000000	10.00000000	4.73958333	14.73958333	0.00000000	0.00000000	900.00000000
A-6	74923CAF9	1,000.00000000	0.00000000	5.20833337	5.20833337	0.00000000	0.00000000	1,000.00000000
A-7	74923CAG7	891.71682031	0.00000000	4.64435937	4.64435937	0.00000000	0.00000000	885.05573437
A-P	74923CAH5	942.00074827	2.09498900	0.00000000	2.09498900	0.00000000	0.00000000	939.90575927
A-V	74923CAJ1	898.39594213	0.00000000	0.25529032	0.25529032	0.00000000	0.00000000	892.04608241
R-I	74923CAK8	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
R-II	74923CAL6	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
M-1	74923CAM4	995.06847565	0.49593310	5.18264820	5.67858130	0.00000000	0.00000000	994.57254255
M-2	74923CAN2	995.06847653	0.49593314	5.18264843	5.67858157	0.00000000	0.00000000	994.57254338
M-3	74923CAP7	995.06847621	0.49593377	5.18264748	5.67858124	0.00000000	0.00000000	994.57254244
B-1	74923CAQ5	995.06847636	0.49593472	5.18264709	5.67858181	0.00000000	0.00000000	994.57254164
B-2	74923CAR3	995.06847694	0.49593386	5.18265021	5.67858407	0.00000000	0.00000000	994.57254308
B-3	74923CAS1	995.06847727	0.49593424	5.18265002	5.67858426	0.00000000	0.00000000	971.05629215

Deal Factor :	89.20460824%

4. Interest Summary

The following section only reports information for classes that have accrued interest for this distribution.

Class	Accrual Period		Accrual Methodology	Beginning Notional/Principal Balance	Pass-Through Rate	Optimal Interest Amount	Interest Loss	Deferred Interest	Interest Shortfall Amount	Other Income	Interest Distribution (1)-(2)-(3)-(4)+(5)=(6)	Accrued Certificate Interest Remaining Unpaid
	Start	End				(1)	(2)	(3)	(4)	(5)	(6)	
A-1	10/01/2007	10/31/2007	30/360	17,485,311.33	6.00000000	87,426.56	0.00	0.00	0.00	0.00	87,426.56	0.00
A-2	10/01/2007	10/31/2007	30/360	7,849,627.00	6.00000000	39,248.13	0.00	0.00	0.00	0.00	39,248.13	0.00
A-3	10/01/2007	10/31/2007	30/360	3,200,000.00	6.00000000	16,000.00	0.00	0.00	0.00	0.00	16,000.00	0.00
A-4	10/01/2007	10/31/2007	30/360	179,201,920.71	6.25000000	933,343.34	0.00	0.00	0.00	0.00	933,343.34	0.00
A-5	10/01/2007	10/31/2007	30/360	191,993,620.00	6.25000000	999,966.77	0.00	0.00	0.00	0.00	999,966.77	0.00
A-6	10/01/2007	10/31/2007	30/360	46,885,000.00	6.25000000	244,192.71	0.00	0.00	0.00	0.00	244,192.71	0.00
A-7	10/01/2007	10/31/2007	30/360	1,141,397.53 [1]	6.25000000	5,944.78	0.00	0.00	0.00	0.00	5,944.78	0.00
A-V	10/01/2007	10/31/2007	30/360	482,208,223.25 [1]	0.34099484	137,025.43	0.00	0.00	0.00	0.00	137,025.43	0.00
M-1	10/01/2007	10/31/2007	30/360	16,557,143.38	6.25000000	86,235.12	0.00	0.00	0.00	0.00	86,235.12	0.00
M-2	10/01/2007	10/31/2007	30/360	5,608,006.92	6.25000000	29,208.37	0.00	0.00	0.00	0.00	29,208.37	0.00
M-3	10/01/2007	10/31/2007	30/360	4,272,724.53	6.25000000	22,253.77	0.00	0.00	0.00	0.00	22,253.77	0.00
B-1	10/01/2007	10/31/2007	30/360	2,670,465.27	6.25000000	13,908.67	0.00	0.00	0.00	0.00	13,908.67	0.00
B-2	10/01/2007	10/31/2007	30/360	2,136,412.02	6.25000000	11,127.15	0.00	0.00	0.00	0.00	11,127.15	0.00
B-3	10/01/2007	10/31/2007	30/360	2,136,450.50	6.25000000	11,127.35	0.00	0.00	0.00	0.00	11,127.35	0.00
Deal Totals				**479,996,681.66**		**2,637,008.15**	**0.00**	**0.00**	**0.00**	**0.00**	**2,637,008.15**	**0.00**

1.Notional Balance

6. Interest Shortfalls, Compensation and Expenses

	Current Prepayment Interest Shortfall Amount	Compensating Interest	Net Prepayment Interest Shortfall Amount (1) - (2)=(3)	Civil Relief Act Shortfall Count	Civil Relief Act Shortfall Amount	Compensation		Advances		Allowable Expenses per Governing Documents	Non - Recoverable Advances
						Subservicer	Master Servicer	Subservicer	Master Servicer		
	(1)	(2)	(3)								
Deal Totals	**2,766.09**	**2,766.09**	**0.00**	**0**	**0.00**	**100,431.20**	**25,991.69**	**259,805.95**	**3,651.66**	**0.00**	**0.00**

8. Collateral Summary

A. Loan Count and Balances

		Original Loan Count/ Scheduled Principal Balance	Beginning Loan Count/ Scheduled Principal Balance	Scheduled Principal	Curtailments	Payoffs	Matured Loans	Repurchases	Beginning Aggregate Scheduled Principal Balance of Liquidations/ Charge-offs	Ending Loan Count/Scheduled Principal Balance
Deal Totals	Count	1,983	1,817	N/A	310	10	0	0	1	1,806
	Balance/Amount	536,743,545.51	482,208,223.25	240,741.21	82,041.21	2,759,766.00	N/A	0.00	325,697.80	478,799,977.03

B. Weighted Averages

	Beginning Weighted Average Gross Mortgage Rate	Ending Weighted Average Gross Mortgage Rate	Ending Weighted Average Remaining Amortization Term	Ending Weighted Average Months to Maturity	Beginning Weighted Average Net Mortgage Rate	Ending Weighted Average Net Mortgage Rate	Beginning Weighted Average Unmodified Net Mortgage Rate	Net Weighted Average Cap Rate	Weighted Average Net Rate
Deal Totals	6.88345662	6.88266422	349.31	347.64	6.56233060	6.56152589	6.56233060	N/A	N/A

C. Constant Prepayment Rate

	1 Month CPR	3 Month CPR	6 Month CPR	12 Month CPR	Life CPR
Deal Totals	7.61%	7.84%	9.47%		12.31%

9. Repurchases

Deal Totals		Breaches Of Representations and Warranties	ARM Conversions	Optional Repurchases of Defaulted Loans	Others	Total (1)+(2)+(3)+(4)=(5)
		(1)	(2)	(3)	(4)	(5)
Deal Totals	Count	0	0	0	0	0
	Scheduled Balance	0.00	0.00	0.00	0.00	0.00

10. Loan Status Report

Delinquency Calculation Method: Mortgage Bankers Association

Deal Totals	Current / Delinquent		Bankruptcy		Foreclosure		REO			Total	
	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Actual Balance	Count	Scheduled Balance
Current	1,657	435,140,291.41	0	0.00	0	0.00	0	0.00	0.00	1,657	435,140,291.41
30 days	63	17,367,964.54	0	0.00	0	0.00	0	0.00	0.00	63	17,367,964.54
60 days	23	5,365,507.68	0	0.00	0	0.00	0	0.00	0.00	23	5,365,507.68
90 days	20	6,857,201.80	0	0.00	0	0.00	0	0.00	0.00	20	6,857,201.80
120 days	9	2,816,894.56	0	0.00	0	0.00	0	0.00	0.00	9	2,816,894.56
150 days	2	478,070.70	0	0.00	3	1,274,892.83	0	0.00	0.00	5	1,752,963.53
180 days	3	1,023,143.95	0	0.00	3	1,046,996.13	0	0.00	0.00	6	2,070,140.08
181+ days	4	1,812,569.13	1	108,047.64	13	3,818,535.43	5	1,689,861.23	1,690,853.82	23	7,429,013.43
Total	1,781	470,861,643.77	1	108,047.64	19	6,140,424.39	5	1,689,861.23	1,690,853.82	1,806	478,799,977.03
Current	91.75%	90.88%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	91.75%	90.88%
30 days	3.49%	3.63%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	3.49%	3.63%
60 days	1.27%	1.12%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	1.27%	1.12%
90 days	1.11%	1.43%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	1.11%	1.43%
120 days	0.50%	0.59%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.50%	0.59%
150 days	0.11%	0.10%	0.00%	0.00%	0.17%	0.27%	0.00%	0.00%	0.00%	0.28%	0.37%
180 days	0.17%	0.21%	0.00%	0.00%	0.17%	0.22%	0.00%	0.00%	0.00%	0.33%	0.43%
181+ days	0.22%	0.38%	0.06%	0.02%	0.72%	0.80%	0.28%	0.35%	0.35%	1.27%	1.55%
Total	98.62%	98.34%	0.06%	0.02%	1.05%	1.28%	0.28%	0.35%	0.35%	100.00%	100.00%

GMAC RFC

11. Delinquency Data

	Totals				Totals				Totals				Totals				Totals	
	Count / % Count	Balance / % Balance			Count / % Count	Balance / % Balance			Count / % Count	Balance / % Balance			Count / % Count	Balance / % Balance			Count / % Count	Balance / % Balance
1 Month	63 / 3.49%	17,367,964.54 / 3.63%	13 Months	0 / 0.00%	0.00 / 0.00%	25 Months	0 / 0.00%	0.00 / 0.00%	37 Months	0 / 0.00%	0.00 / 0.00%	49 Months	0 / 0.00%	0.00 / 0.00%
2 Months	23 / 1.27%	5,365,507.68 / 1.12%	14 Months	0 / 0.00%	0.00 / 0.00%	26 Months	0 / 0.00%	0.00 / 0.00%	38 Months	0 / 0.00%	0.00 / 0.00%	50 Months	0 / 0.00%	0.00 / 0.00%
3 Months	20 / 1.11%	6,857,201.80 / 1.43%	15 Months	0 / 0.00%	0.00 / 0.00%	27 Months	0 / 0.00%	0.00 / 0.00%	39 Months	0 / 0.00%	0.00 / 0.00%	51 Months	0 / 0.00%	0.00 / 0.00%
4 Months	9 / 0.50%	2,816,894.56 / 0.59%	16 Months	0 / 0.00%	0.00 / 0.00%	28 Months	0 / 0.00%	0.00 / 0.00%	40 Months	0 / 0.00%	0.00 / 0.00%	52 Months	0 / 0.00%	0.00 / 0.00%
5 Months	5 / 0.28%	1,752,963.53 / 0.37%	17 Months	0 / 0.00%	0.00 / 0.00%	29 Months	0 / 0.00%	0.00 / 0.00%	41 Months	0 / 0.00%	0.00 / 0.00%	53 Months	0 / 0.00%	0.00 / 0.00%
6 Months	6 / 0.33%	2,070,140.08 / 0.43%	18 Months	0 / 0.00%	0.00 / 0.00%	30 Months	0 / 0.00%	0.00 / 0.00%	42 Months	0 / 0.00%	0.00 / 0.00%	54 Months	0 / 0.00%	0.00 / 0.00%
7 Months	8 / 0.44%	2,386,852.66 / 0.50%	19 Months	0 / 0.00%	0.00 / 0.00%	31 Months	0 / 0.00%	0.00 / 0.00%	43 Months	0 / 0.00%	0.00 / 0.00%	55 Months	0 / 0.00%	0.00 / 0.00%
8 Months	8 / 0.44%	2,462,309.83 / 0.51%	20 Months	0 / 0.00%	0.00 / 0.00%	32 Months	0 / 0.00%	0.00 / 0.00%	44 Months	0 / 0.00%	0.00 / 0.00%	56 Months	0 / 0.00%	0.00 / 0.00%
9 Months	4 / 0.22%	1,660,650.94 / 0.35%	21 Months	0 / 0.00%	0.00 / 0.00%	33 Months	0 / 0.00%	0.00 / 0.00%	45 Months	0 / 0.00%	0.00 / 0.00%	57 Months	0 / 0.00%	0.00 / 0.00%
10 Months	2 / 0.11%	344,000.00 / 0.07%	22 Months	0 / 0.00%	0.00 / 0.00%	34 Months	0 / 0.00%	0.00 / 0.00%	46 Months	0 / 0.00%	0.00 / 0.00%	58 Months	0 / 0.00%	0.00 / 0.00%
11 Months	1 / 0.06%	575,200.00 / 0.12%	23 Months	0 / 0.00%	0.00 / 0.00%	35 Months	0 / 0.00%	0.00 / 0.00%	47 Months	0 / 0.00%	0.00 / 0.00%	59 Months	0 / 0.00%	0.00 / 0.00%
12 Months	0 / 0.00%	0.00 / 0.00%	24 Months	0 / 0.00%	0.00 / 0.00%	36 Months	0 / 0.00%	0.00 / 0.00%	48 Months	0 / 0.00%	0.00 / 0.00%	60+ Months	0 / 0.00%	0.00 / 0.00%

12. Loss Mitigation and Servicing Modifications

	Modification Type	Current Count	Current Scheduled Balance	1 Payment Count	1 Payment Scheduled Balance	2 Payments Count	2 Payments Scheduled Balance	3+ Payments Count	3+ Payments Scheduled Balance	Foreclosure Count	Foreclosure Scheduled Balance	REO Count	REO Scheduled Balance	Total Count	Total Scheduled Balance
Deal Totals	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

	Modification Type	Payoffs Current Month Count	Payoffs Current Month Scheduled Balance	Payoffs Cumulative Count	Payoffs Cumulative Scheduled Balance	Repurchases Current Month Count	Repurchases Current Month Scheduled Balance	Repurchases Cumulative Count	Repurchases Cumulative Scheduled Balance	Liquidations Current Month Count	Liquidations Current Month Scheduled Balance	Liquidations Cumulative Count	Liquidations Cumulative Scheduled Balance	Total Current Month Count	Total Current Month Scheduled Balance	Total Cumulative Count	Total Cumulative Scheduled Balance
Deal Totals	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

13. Losses and Recoveries

A. Current Cycle Realized Losses

	Current Period Realized Losses	Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	**Loss Count**	1	0	0	0	1
	Beginning Aggregate Scheduled Balance	325,697.80	0.00	0.00	0.00	325,697.80
	Principal Portion of Loss	50,490.30	0.00	0.00	0.00	50,490.30
	Interest Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Total Realized Loss	50,490.30	0.00	0.00	0.00	50,490.30

B. Cumulative Realized Losses

	Cumulative Realized Losses	Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	**Loss Count**	1	0	0	0	1
	Total Realized Loss	50,490.30	0.00	0.00	0.00	50,490.30

C. Subsequent Recoveries

	Subsequent Recoveries	Current Period	Cumulative
Deal Totals	**Subsequent Recoveries Count**	0	0
	Subsequent Recoveries	0.00	0.00
	Net Loss [1]	50,490.30	50,490.30
	Net Loss % [2]	0.01%	0.01%

[1] Total Realized Loss less Subsequent Recoveries

[2] Net Loss % of Original Balance

D. Default Percentages

Default Loss Percentage		1 Month	3 Months	6 Months	12 Months	Life of Deal
	Monthly Default Rate	0.07%	0.02%	0.01%		0.01 %
	Constant Default Rate	0.81%	0.27%	0.14%		0.08%

1-Month MDR (Current Month) =   SUM(Beginning Scheduled balances of liquidating loans) / [SUM(Beginning Scheduled loan balances)- SUM(Scheduled Principal payments)]

m-Month = 3, 6, 12, months or the life of deal to date

m-Month MDR(over m months in period where n is current month)= $1-[(1-MDR_{n-m+1}) * (1-MDR_{n-m+2}) *\ldots* (1-MDR_{n-1}) * (1-MDR_n)]^{(1/m)}$

$CDR_m = 1- [(1- MDR_m)^{12}]$,where m is number of months in period

E. Special Hazard, Fraud Loss, and Bankruptcy

	Special Hazard Amount	Fraud Loss Amount	Bankruptcy Amount
Deal Totals	**5,367,435.00**	**16,102,306.00**	**179,437.00**

Statement to Certificateholder

Residential Accredit Loans Inc, 2007-QS2
November 26, 2007

15. Distribution Percentages

	Beginning Current Super Senior Percentage	Beginning Current Senior Support Percentage	Beginning Current Senior Percentage	Beginning Current Senior Accelerated Percentage
	0.00000000%	0.00000000%	93.04553471%	100.00000000%

	Ending Percentage
M-1	3.44942872%
M-2	1.16834285%
M-3	0.89015710%
Class M Total:	5.50792867%
B-1	0.55635078%
B-2	0.44508891%
B-3	0.44509693%
Class B Total:	1.44653662%

Ending Percentage uses Beginning Certificate Principal Balance

18. Performance Tests

Current Distribution Date >= Target Distribution	
Current Distribution Date >= Target Distribution Date	False
Current Senior Pct > Initial Senior Percent	
Current Senior Percentage > Original Senior Percentage	False
60+ Dlq Avg Loan Balance / Subordinate Balance	
Dlq Average Loan Balance / Class M and B balance Test	False
60+ Dlq Avg Loan Balance <= 2% of Pool Balance	
Dlq Average Loan Balance Test	False
Sub Balance Test OR 2% Delinquency Test	
Dlq Balance Test	False
Aggregate Realized Loss Pct < Scheduled Loss Pct	
Aggregate Realized Loss Test	True
Sr. Accel. % Trigger - 1st Trigger Event	
1st Senior Accelerated Stepdown Test	False
60+ Dlq Avg Loan Balance <= 4% of Avg Pool Balance	
2nd 60+ Delinquent Average Loan Balance Test	True
Aggregate Realized Loss Pct < Scheduled Loss Pct	
Aggregate Realized Loss Percentage < 2nd Scheduled Loss Percentage	True
Sr. Accel. % Trigger - 2nd Trigger Event	
2nd Senior Accelerated Stepdown Test	True
60+ Delinq Balance OR Aggregate Loss Test	
1st or 2nd Sr. Accel Stepdown Test	True
Senior Accelerated Stepdown Date and Trigger Event	
Senior Accelerated Stepdown Trigger in effect?	False

B-1, B-2, B-3 BegBal/PoolBal	
Class B-1 Prepayment Distribution Trigger	False
Class B-2 Prepayment Distribution Trigger	False
Class B-3 Prepayment Distribution Trigger	False
Class M-2 Prepayment Distribution Trigger	False
Class M-3 Prepayment Distribution Trigger	False

20. Comments

Comments: The Determination Date for the 11/26/2007 Distribution is 11/21/2007

Credit Support Depletion Date has not occured

ERISA Text: Each beneficial owner of any Certificate (or any interest therein) which provides credit enhancement for any other Certificate and is available in book-entry form, including any such Class M Certificate, shall be deemed to have represented, by virtue of its acquisition or holding of such Certificate (or interest therein), that either: a) it is not an employee benefit or other plan subject to the prohibited transaction provision of the Employee Retirement Income Security Act of 1974, as amended('ERISA'), or Section 4975 of the Internal Revenue Code of 1986, as amended (a 'Plan'), or any other person (including an investment manager, a named fiduciary or a trustee of any Plan) acting, directly or indirectly, on behalf of purchasing any Certificate with 'plan assets' of any Plan; or b) (i) the transferee is an insurance company, (ii) the source of funds to be used by it to purchase the Certificates is an 'insurance company general account' (within the meaning of Department of Labor Prohibited Transaction Class Exemption ('PTCE') 95-60), and (iii) the conditions set forth in Section I and III of PTCE 95-60 have been satisfied. Any purported beneficial owner of any such book-entry Certificate (or interest therein) to whom either (a) or (b) above does not apply shall indemnify and hold harmless the Company, the Trustee, the Master Servicer, any Subservicer, and the Trust Fund from and against any and all liabilities, claim, cost or expenses incurred by such parties as a result of its acquisition or holding of such Certificate.



Statement To Certificateholder

Residential Accredit Loans, Inc. 2007-QS2
November 26, 2007

Cash Flow Received and Uses of Funds

Cash Flow Received	Amount
Principal and Interest Payments	5,758,163.55
Prepayment Premium	0.00
Liquidation and Insurance Proceeds	275,207.50
Subsequent Recoveries	0.00
Repurchase Proceeds	0.00
Other Deposits/Adjustments (including Derivative Payment)	2,766.09
Total Deposits	6,036,137.14

Uses of Funds	Amount
Transfer to Certificate Account	5,994,764.08
Reimbursed Advances and Expenses	15,381.38
Master Servicing Compensation	25,991.69
Derivative Payment	0.00
Total Withdrawals	6,036,137.15
Ending Balance	0.00